UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

TERAWULF Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

88080T 104

(CUSIP Number)

2322 Blaisdell Ave South

Minneapolis, Minnesota 55404
(212) 343-8353

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 29, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ◻

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88080T 104	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nazar M. Khan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,394,261
	10	SHARED DISPOSITIVE POWER 4,019,787
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,414,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(1)
14	TYPE OF REPORTING PERSON IN

[1]

Based on 115,446,401 shares of common stock, par value $0.001 per share, of TeraWulf Inc. (the “Issuer”) issued and outstanding as of September 28, 2022, as provided to the Reporting Persons by the Issuer.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Yaqeen Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,679,857
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,679,857
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%(2)
14	TYPE OF REPORTING PERSON OO

[2]	Based on 115,446,401 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of September 28, 2022, as provided to the Reporting Persons by the Issuer.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lake Harriet Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ⌧
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 909,722
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 909,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%(3)
14	TYPE OF REPORTING PERSON OO

[3]	Based on 115,446,401 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of September 28, 2022, as provided to the Reporting Persons by the Issuer.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 5 of 8

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the original Schedule 13D filed (with the Securities and Exchange Commission (the “Commission”) on December 23, 2021 (the “Schedule 13D”) and is filed by (i) Mr. Nazar M. Khan, (ii) Yaqeen Trust I, a Minnesota trust (“Yaqeen Trust I”), and (iii) Lake Harriet Holdings, LLC, a Delaware limited liability company (“Lake Harriet Holdings”) (each, a “Reporting Person” and, collectively, the “Reporting Persons”), relating to the shares of the common stock, par value $0.001 per share (the “Common Stock”), of TeraWulf Inc. (formerly known as Telluride Holdco, Inc.), a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.  The purpose of this Amendment No. 1 is to disclose recent transactions identified in Item 3.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

On September 29, 2022, Mr. Khan received 3,804,682 shares of Common Stock in a pro rata distribution by Stammtisch Investments LLC to its members.

Item 4. Purpose of Transaction.

No material change.

Item 5. Interest in Securities of the Issuer.

Reference to percentage ownerships of the Common Stock in this Schedule 13D are based on 115,446,401 shares of common stock, par value $0.001 per share, of the Issuer issued and outstanding as of September 28, 2022, as provided to the Reporting Persons by the Issuer.

(a)	and (b)

(i)	As of the date of this Schedule 13D, Mr. Nazar M. Khan may be deemed to be the beneficial owner of 11,414,048shares of the Common Stock (approximately 9.9% of the Common Stock), 3.804,682 shares of the Common Stock which he holds directly, 4,019,787 shares of the Common Stock with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instruments of various trusts for the benefit of his family, 2,679,857 shares of the Common Stock with respect to which he has a beneficial interest by virtue of his position as the trustee of Yaqeen Trust I and 909,722 shares of the Common Stock with respect to which he has a beneficial interest by virtue of his position as the sole manager and president of Lake Harriet Holdings. Mr. Nazar M. Khan may be deemed to have sole dispositive power with respect to the 3,804,682 shares he holds directly, shared dispositive power with respect to 4,019,787 shares of the Common Stock held by various trusts for the benefit of his family, sole dispositive power with respect to 2,679,857 shares of the Common Stock held by Yaqeen Trust I and sole dispositive power with respect to 909,722 shares of the Common Stock held by Lake Harriet Holdings. Mr. Nazar M. Khan disclaims beneficial ownership of all such shares of the Common Stock.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 6 of 8

(ii)	As of the date of this Schedule 13D, Yaqeen Trust I may be deemed to be the beneficial owner of 2,679,857 shares of the Common Stock (approximately 2.3% of the Common Stock), which it holds directly. Yaqeen Trust I may be deemed to have sole dispositive power with respect to such shares of the Common Stock.
(iii)	As of the date of this Schedule 13D, Lake Harriet Holdings may be deemed to be the beneficial owner of 909,722 shares of the Common Stock (approximately 0.8% of the Common Stock) it holds directly. Lake Harriet Holdings may be deemed to have sole dispositive power with respect to such shares of the Common Stock.

The information set forth in Items 3 and 4 above is hereby incorporated into this Item 5(c) by reference, as applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Further Additional Proxy

On September 29, 2022, in connection with the distribution by Stammtisch Investments LLC of 3,804,682 shares of Common Stock to Mr. Khan, Mr. Khan executed an irrevocable voting proxies in favor of Mr. Paul B. Prager for a term commencing upon execution and continuing until such time thereafter as Stammtisch and its affiliates no longer beneficially own shares representing at least a majority of the voting power of all outstanding shares of the Issuer’s capital stock. In addition, the holders have agreed to promptly notify Stammtisch of any acquisition and to promptly notify Stammtisch in advance of any contemplated disposition.

References to, and descriptions of, the Further Additional Proxy set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of the Additional Proxy, which is filed as Exhibit 5 hereto and incorporated into this Item 6 by reference.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 7 of 8

Item 7. Material to be Filed as Exhibits.

Exhibit 5:Irrevocable Voting Proxy, dated September 29, 2022, made by Nazar M. Khan.

CUSIP No. 88080T 104	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2022

NAZAR M. KHAN

/s/ Nazar M. Khan

YAQEEN TRUST I

By: Nazar M. Khan, as trustee

/s/ Nazar M. Khan

LAKE HARRIET HOLDINGS, LLC

By: /s/ Nazar M. Khan
 Name: Nazar M. Khan
 Title:President

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).